Exhibit 11

	COMPUTATION OF EARNINGS PER SHARE

	THREE MONTHS		NINE MONTHS
	9/30/01	9/30/00	9/30/01	9/30/00

BASIC

Net earnings applicable to common stock:

Net Income (Loss)	$(1,039,990)	$662,840	$(1,321,892)	$(512,468)
Deduct preferred stock dividends paid	(31,830)	(31,830)	(95,490)	(95,490)

Net earnings (Loss) applicable to common stock	$(1,071,820)	$631,010	$(1,417,382)	$(607,958)

Weighted average number of shares:
Common stock outstanding	2,749,523	3,991,190	2,749,523	2,729,523
Common stock equivalents	-	278,625	-	-
	2,749,523	4,269,815	2,749,523	2,729,523

Earnings (Loss) per common share

Basic	$(0.39)	$0.16	$(0.52)	$(0.22)

Diluted	$(0.39)	$0.15	$(0.52)	$(0.22)

For purposes of calculating earnings per share, the potential dilutive effect of the callable/puttable warrant was computed using the reverse treasury stock method.  Under that method, the incremental number of shares outstanding is computed as the number of shares that would have to be issued for cash at the then current market price to settle the callable/puttable warrant. There were -0- and 278,625 additional shares, respectively used in the calculation for the three months ended September 30, 2001 and September 30, 2000.